717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

May 20, 2016
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K
Filed February 12, 2016
File No. 001-12079

Dear Ms. Thompson:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated April 25, 2016 (the “Comment Letter”), with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2015 and 2014, page 55

1.
We note your analysis of results at the consolidated level, along with your analysis of results at the segment level beginning on page 61. In several instances, including but not limited to your analysis of commodity revenue net of commodity expense and your analysis of commodity margin by segment, you list several factors that contributed to the net change in these items and indicate whether each factor had a positive or negative impact on your results, but you do not indicate the relative significance of each factor. Please revise future filings to clarify the relative impact of each of the factors that you cite since this is unclear from your current disclosures. In this regard, we believe that quantifying the impact of each factor that you cite provides the clearest indication of the relative significance.

Response:
We acknowledge the Staff’s comment regarding the analysis of our results at the consolidated level and segment level. In our disclosures, we endeavor to provide additional analysis and information regarding material changes in our results of operations that are meaningful and material to investors. Our current disclosure approach consists of presenting detailed information regarding the material factors driving the period-over-period change in order of significance and

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

separately quantifying the impacts of transactions such as significant acquisitions and divestitures. In addition, we undertake to enhance future filings to further clarify the relative impact of each factor driving period-over-period changes in our results of operations.

2.
Please refer to your analysis of the change in your income tax expense/benefit at the bottom of page 57. You indicate that the change from an income tax expense in 2014 to an income tax benefit in 2015 “primarily resulted from a legal entity restructuring completed in 2015 that resulted in a partial release of [y]our valuation allowance associated with [y]our NOLs as well as the recognition of a future tax benefit related to a tax credit associated with [y]our capital expenditures.” It does not appear that you have provided enough detail about the events or trends that occurred in 2015 and resulted in this change to meet the objectives of MD&A. We remind you that your disclosures should be detailed enough to 1) provide a view of the company through the eyes of management, 2) provide appropriate context within which your results can be analyzed, and 3) provide your investors with enough insight into the potential variability of your results that they can ascertain the likelihood that past performance is indicative of future performance. Refer to SEC Release No. 33-8350. Please tell us, and revise future filings to disclose in significantly more detail, the events and trends that resulted in recording a significant income tax benefit in 2015. In doing so, you should better explain which legal entity was restructured, how it was restructured, and enough details about management’s decision to restructure this legal entity that investors can assess the likelihood of similar future restructurings that would have a similar impact on your income taxes.

Response:
In assessing the materiality of our legal entity restructuring in 2015 and the income tax expense/benefit disclosure included on page 57 of our 2015 Form 10-K, we considered the disclosures related to our NOLs and valuation allowance in the income tax footnote on pages 139 and 140 and the resulting impact from the utilization of a portion of our NOLs on our results of operations in light of the materiality considerations stipulated in Section III.B.2 of SEC Release No. 33-8350. In this context, we acknowledge the Staff’s comment and undertake, in our future filings, including our annual report on Form 10-K for the fiscal year ending December 31, 2016, to revise the discussion within the MD&A as it relates to 2015 and 2014 periods as follows (the additions are underlined):
During the year ended December 31, 2015, we recorded income tax benefit of $76 million compared to income tax expense of $22 million for the year ended December 31, 2014. The favorable year-over-year change primarily resulted from an internal restructuring of certain of our international entities by moving certain foreign subsidiaries under a different foreign parent during 2015. This restructuring resulted in our ability to further utilize foreign NOLs that were previously unavailable to offset the income tax obligation on future earnings and, thus, resulted in a partial release of our valuation allowance recorded against our NOLs.  We do not currently believe that similar restructuring opportunities exist within our current tax structure. See Note 10 of the Notes to Consolidated Financial Statements for further discussion of our NOLs and valuation allowance. In addition, a portion of the favorable year-over-year change relates to the recognition of a future tax benefit related to a tax credit associated with our capital expenditures.
Liquidity and Capital Resources, page 68

3.
We note your tabular calculation of total current liquidity available on page 68. Please revise to clearly indicate the restrictions on using these various sources of your total current liquidity available. In doing so, please briefly describe the uses to which your restricted cash is restricted, any restrictions on the use of cash from your CDHI letter of credit facility, and any restrictions on the use of your cash and cash equivalents that are labeled as “non-corporate.”

Response:
Our use of our sources of liquidity is generally unrestricted. To clarify, we added the following disclosures to the summary of our liquidity position in our March 31, 2016 Form 10-Q (the additions are underlined) and undertake to include such disclosures in our future filings, as applicable:

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

Liquidity
The following table provides a summary of our liquidity position at March 31, 2016 and December 31, 2015 (in millions):

	March 31, 2016	December 31, 2015
Cash and cash equivalents, corporate(1)	$183	$850
Cash and cash equivalents, non-corporate	61	56
Total cash and cash equivalents(2)	244	906
Restricted cash	184	228
Corporate Revolving Facility availability(3)	1,364	1,184
CDHI letter of credit facility availability	38	59
Total current liquidity availability(4)	$1,830	$2,377
____________
(1)Includes $22 million and $35 million of margin deposits posted with us by our counterparties at March 31, 2016 and December 31, 2015, respectively. See Note 7 of the Notes to Consolidated Condensed Financial Statements for further information related to our collateral.
(2)Cash and cash equivalents decreased during the three months ended March 31, 2016, primarily resulting from the acquisition of Granite Ridge Energy Center, payments to fund growth projects and other seasonal variations in working capital, which cause fluctuations in our cash and cash equivalents.
(3)On February 8, 2016, we amended our Corporate Revolving Facility, extending the maturity by two years to June 27, 2020, and increasing the capacity by an additional $178 million to $1,678 million through June 27, 2018, reverting back to $1,520 million through the maturity date. Further, we increased the letter of credit sublimit by $250 million to $1.0 billion and extended the maturity by two years to June 27, 2020. Our ability to use availability under our Corporate Revolving Facility is unrestricted.
(4)Our ability to use corporate cash and cash equivalents is unrestricted. See Note 1 of the Notes to Consolidated Condensed Financial Statements for a description of the restrictions on our use of non-corporate cash and cash equivalents and restricted cash. Our $300 million CDHI letter of credit facility is restricted to support certain obligations under PPAs, transmission and natural gas transportation agreements.
In addition, as a result of our reference to Note 1 in the above disclosure, we enhanced our disclosures related to cash and cash equivalents and restricted cash in our March 31, 2016 Form 10-Q as follows (the additions are underlined ) and undertake to include such disclosures in our future filings, as applicable:
Cash and Cash Equivalents — We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We have cash and cash equivalents held in non-corporate accounts relating to certain project finance facilities and lease agreements that require us to establish and maintain segregated cash accounts. These accounts have been pledged as security in favor of the lenders under such project finance facilities, and the use of certain cash balances on deposit in such accounts is limited, at least temporarily, to the operations of the respective projects.
Restricted Cash — Certain of our debt agreements, lease agreements or other operating agreements require us to establish and maintain segregated cash accounts, the use of which is restricted, making these cash funds unavailable for general use. These amounts are held by depository banks in order to comply with the contractual provisions requiring reserves for payments such as for debt service, rent and major maintenance or with applicable regulatory requirements. Funds that can be used to satisfy obligations due during the next 12 months are classified as current restricted cash, with the remainder classified as non-current restricted cash. Restricted cash is generally invested in accounts earning market rates; therefore, the carrying value

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

approximates fair value. Such cash is excluded from cash and cash equivalents on our Consolidated Condensed Balance Sheets and Statements of Cash Flows.
The table below represents the components of our restricted cash as of March 31, 2016 and December 31, 2015 (in millions):

	March 31, 2016			December 31, 2015
	Current	Non-Current	Total	Current	Non-Current	Total
Debt service	$29	$7	$36	$28	$8	$36
Construction/major maintenance	45	7	52	50	2	52
Security/project/insurance	91	1	92	136	—	136
Other	2	2	4	2	2	4
Total	$167	$17	$184	$216	$12	$228

4.
We note your discussion of the wildfire at your Geysers Assets at the bottom of page 69 and the top of page 70. Based on disclosures here and in your year-end earnings release, it appears that your 2015 results reflect a negative impact of approximately $36 million associated with the wildfire, including approximately $20 million in net revenue losses and approximately $16 million of plant operating expense related to property damage. In light of your statement that you expect your insurance program to cover repair and replacement costs as well as your net revenue losses after deductibles are met, please tell us whether the $36 million impact is net of insurance recoveries. If this amount is not net of insurance recoveries, please tell us when realization of the recovery will be deemed probable, what amount you expect to recover, and how that amount will be recorded in your financial statements. Please also clarify this matter to your readers.

Response:
We maintain insurance which indemnifies us from certain casualty losses such as those incurred by the Company in connection with the wildfire at our Geysers Assets in September 2015. Our economic loss as a result of the wildfire at our Geysers Assets is limited to our insurance deductibles of approximately $36 million. However, we enhanced the disclosure related to the wildfire at our Geysers Assets in our March 31, 2016 Form 10-Q as follows (the additions are underlined):
Wildfire at our Geysers Assets
In September 2015, a wildfire spread to our Geysers Assets in Lake and Sonoma counties, California. The wildfire affected five of our 14 power plants in the region, which sustained damage to ancillary structures such as cooling towers and communication/electric deliverability infrastructure. Our Geysers Assets are currently generating renewable power for our customers at more than 80% of the normal operating capacity and will be restored to pre-fire levels once repairs are completed, which is expected during the third quarter of 2016. We believe the repair and replacement costs, as well as our net revenue losses relating to the wildfire, will be limited to our insurance deductibles of approximately $36 million, all of which was recognized in 2015. Any losses incurred in 2016 related to the wildfire will be primarily offset by insurance proceeds, when such proceeds are realizable. We record insurance proceeds in the same financial statement line as the related loss is incurred. We do not anticipate the impact of the wildfire or timing of insurance proceeds recovery will have a material impact on our financial condition, results of operations or cash flows.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

Application of Critical Accounting Policies
Accounting for Derivative Instruments, page 83

5.
We note on page 77 that in 2015, you elected the normal purchases and normal sales exemption for certain long-term deals previously accounted for as derivative contracts and therefore you are not recording mark-to-market adjustments at each reporting period end. Please describe these contracts to us in more detail and provide us your accounting analysis supporting the election of the normal purchase and normal sales exception for these long-term deals. Additionally, please tell us in more detail why you originally opted to use derivative accounting treatment for these contracts and why you changed your accounting during 2015. Finally, please confirm our assumption, if true, that you determined these contracts qualified for the normal purchases and normal sales scope exception at the inception of these contracts.

Response:
We elected the normal purchases normal sales derivative accounting exemption during 2015 for a series of long-term forward physical power sales contracts. These contracts, which each meet the definition of a derivative per ASC 815, were executed during 2014 and 2015 with counterparties that have statutory or contractual end user energy delivery obligations (i.e., load serving entities) located in nodal power markets. We executed each sales contract to economically hedge power generation capacity of our power plant fleet.
Each contract qualifies for the normal purchase normal sales exemption as defined within ASC 815 based on the following analysis:

a.	each agreement is executed in our normal ongoing business operations as a power generator;

b.	the underlying of each contract (i.e., market price of energy) is clearly and closely related to the asset being sold (i.e., energy);

c.	physical delivery of energy is probable at contract inception and throughout the term as each contract is for the delivery of energy to a load serving entity with customer delivery responsibility;

d.	each contract meets the definition of an energy “capacity contract” as defined within ASC 815:

•	contract terms require physical delivery as each contract is for the sale of physical energy to a load serving entity purchasing to meet energy load requirements of its customers, and

•
quantities to be sold are normal in the course of business needs (from the perspective of the counterparty to the contract) as each contract is for the sale of energy in alignment with the requirements of the customer’s load serving statutory or contractual requirements; and

e.	documentation supporting our normal purchase normal sales election for each contract was put in place at the time the election was made
At the time of contract execution for each of the referenced agreements, we concluded that the contract qualified for the normal purchase normal sales exception, but for ease of application and in response to varying interpretations regarding physical delivery of bi-lateral contracts in nodal markets given the balancing function performed by the independent system grid operators, we initially determined to account for each agreement as a derivative with changes in fair value reported through earnings. During 2015, the EITF acknowledged and clarified that bi-lateral counterparty contracts in nodal markets met the physical delivery criterion of the normal purchases and normal sales scope exception (Accounting Standards Update 2015-13 “Application of the Normal Purchases and Normal Sales Scope Exception to Certain Electricity Contracts within Nodal Energy Markets”). Based on this clarification, we determined that these contracts qualified for the normal purchase normal sales scope exception and elected such designation during 2015 on a prospective basis. Upon such election, the fair value of the contracts previously accounted for as derivatives was

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

reclassified to other assets on our Consolidated Balance Sheet and will be amortized into earnings over the remaining term of the respective contracts.
Financial Statements for the Year Ended December 31, 2015
Note 2. Summary of Significant Accounting Policies
Impairment Evaluation of Long-Lived Assets (Including Intangibles and Investments), page 112

6.	We note from the footnotes on page 21 that operations have been suspended at both Sutter Energy Center and Clear Lake Power Plant. We have the following comments:

•	Please explain to us the economic circumstances that led to your decision to suspend operations at each of these facilities.

•
It does not appear that you have recorded any impairment losses related to these facilities. To help us understand this, please tell us whether you evaluated any of these facilities for impairment during 2015. If so, please summarize the results of the impairment evaluations that were performed, including explaining how you determined the fair value of these facilities, to assist us in understanding how you concluded that no impairment was necessary. If you did not evaluate them for impairment, please tell us how you concluded an impairment evaluation was unnecessary.

Response:
Based on current economic conditions in Northern California (Sutter Energy Center (“Sutter”)) and the Houston area (Clear Lake Power Plant (“Clear Lake”)), we determined that, while we still believe in the long-term prospects for these facilities, it was not economic in the short-term (at least through end of 2016) to continue operating these facilities. Accordingly, the decision was made to suspend operations in the short-term for both of these facilities.
The decision to suspend operations at Sutter for the short-term was in large part driven by incremental operating costs associated with transmission service agreement requirements that in the current market limit operational results of the facility. While the plant has a remaining useful life of approximately 21 years at December 31, 2015 and we believe equilibrium will be achieved in the California power markets in the long-term, Sutter faces a unique and challenging interconnection to the electrical grid that limits the operational returns of the facility at least through 2016. Based on these restraints, the contracts which Sutter has been able to execute were more limited in duration. As of January 2016, Sutter does not have a contract to provide resource adequacy or energy to any third party. The CAISO has determined that Sutter will not be needed for reliability purposes through at least the balance of 2016. Accordingly, we have decided to suspend operations at the facility in the near term.
The decision related to Clear Lake primarily was associated with the age and operating costs of the facility. The plant has a remaining useful life of approximately 18 years and a carrying value of $5.3 million at December 31, 2015. Given the age of the facility, the decision was made to shut down one unit at the plant and continue to operate the second unit. This decision was made solely based upon the operating costs of the facility in the short-term when compared to cash flow results.
As it relates to these facilities, we followed our normal quarterly process for impairment trigger assessment. ASC 360-10-35-23 requires assets to be assessed for recoverability at the lowest level of identifiable cash flows. We manage and market our power as a portfolio rather than at an individual plant level within each designated market, pool or segment. As such, we have designated the lowest level of identifiable cash flows at the market Hub level. Given the long-term nature of these assets (average life is 37 years), triggering events are generally the result of plant sales, the planned permanent shut down of a facility, or macro-economic events that result in anticipated significant long-term market deterioration (i.e., changes to environmental legislation). Cash flows are assessed at the reporting unit level for impairment review (i.e. aggregate Hub Group or separate plant cash flow analysis for assets to be sold or permanently abandoned). In conjunction with our impairment trigger assessment during the third quarter of 2015, we also evaluated

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

whether the results of our annual 10-year forecast is inconsistent with our qualitative trigger analysis (i.e., we evaluate whether the forecast for any Hubs warrant additional impairment analysis).
As stated above, in January 2016, we announced that we were temporarily suspending operations at Sutter, which is assigned to the CAISO NP15 Hub. An undiscounted cash flow analysis used in connection with the decision to temporarily suspend operations at the facility was performed at the Hub Group level to evaluate this decision’s potential impact on the carrying value. Significant assumptions utilized in this cash flow analysis included, but were not limited to, forward energy prices including market fundamental assumptions, plant availability, the expected useful life of the plants, operating expenses and future capital expenditure requirements. While the market economics of the Hub did not support the short-term operations of the plant, the cash flow analysis at the market Hub level indicated that the capacity of the Sutter plant would be accretive over its remaining useful life. Therefore, we concluded that, based on our analysis, temporarily suspending operations at Sutter did not result in an impairment loss for the year ended December 31, 2015.
In January 2016, we also announced that our management had informed ERCOT that we would be temporarily suspending operations on one unit at our Clear Lake facility (a component of our ERCOT Houston Hub). The fair value of the respective Clear Lake unit ascribed during our 2005 bankruptcy was nominal, resulting in a remaining carrying value of $5.3 million as of December 31, 2015. This fair value primarily consisted of rotable equipment that can be transferred and used in other power plants in our fleet or sold for scrap with anticipated proceeds in excess of carrying value. Therefore, temporarily suspending operations on one unit at Clear Lake did not result in an impairment loss for the year ended December 31, 2015.
Note 3. Acquisitions and Divestitures, page 116

7.
We note you acquired Champion Energy in 2015. It appears from your disclosure that you omitted the historical and pro forma disclosure requirements of ASC 805-10-50-2h due to immateriality. To assist us in understanding how you reached this conclusion, please provide us with the information required by these disclosures and explain to us in more detail how you concluded this information was immaterial to disclose to your investors.

Response:
We respectfully advise the Staff that the pro forma incremental impact of the acquisition of Champion Energy would have increased our operating revenues by approximately 15% and our net income by approximately 6% for the year ended December 31, 2015. The pro forma incremental impact of the acquisition of Champion Energy would have increased our operating revenues by approximately 12% and our net income by approximately 2% for the year ended December 31, 2014. Additionally, we respectfully advise the Staff that the operating revenue of Champion Energy for the period October 1, 2015 (the acquisition date) through December 31, 2015 represented less than 5% of the operating revenues of Calpine Corporation for the year ended December 31, 2015.
Consequently, the supplemental disclosures pursuant to ASC 805-10-50-2h for the acquisition of Champion Energy were determined to be immaterial, both individually and in the aggregate, to our Consolidated Financial Statements for the years ended December 31, 2015 and 2014.
Note 6. Debt, page 122

8.
We note on page 124 that you entered into a $1.6B 2022 First Lien Term Loan and used the proceeds to repay the 2018 First Lien Term Loans. We also note that you accounted for the transaction as a debt modification. Please tell us in sufficient detail how this exchange qualifies for non-extinguishment accounting under ASC 470-50-40. In doing so, please explain how you determined the debt instruments do not have substantially different terms.

Response:
Pursuant to ASC 470-50-40, an exchange of debt instruments is deemed a modification if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

flows under the terms of the original instrument for nontroubled debt restructurings. In this transaction, the net proceeds from the issuance of the $1.6 billion 2022 First Lien Term Loan, together with cash on hand, were used to repay the 2018 First Lien Term Loans. This transaction was not considered a troubled debt restructuring as Calpine was not experiencing financial difficulties nor did the lender grant any concessions. The lender was the same for each series of the First Lien Term Loans. In our analysis to determine if this transaction represented an extinguishment or modification of debt, the remaining cash flows under the 2018 First Lien Term Loans totaled $1,605 million and the cash flows under the 2022 First Lien Term Loan totaled $1,624 million. These totals resulted in a change in cash flows from the exchange of $19 million, or 1.2%, which is less than the 10% threshold that would require debt extinguishment accounting and, therefore, supporting the accounting treatment as a debt modification.
Note 7. Assets and Liabilities with Recurring Fair Value Measurements, page 128

9.
We note your disclosure of the valuation techniques and significant unobservable inputs used in your Level 3 fair value measurements on page 131. Please tell us where you have disclosed the valuation techniques and inputs used to develop your Level 2 fair value measurements. Refer to ASC 820-10-50-1a and 50-2bbb. If your narrative disclosure on page 129 is intended to satisfy this requirement, please note that obtaining prices from market sources such as the Intercontinental Exchange and Bloomberg is not a valuation technique or input.

Response:
The disclosure of valuation techniques and inputs used to develop our Level 2 fair value measurements, as required by ASC 820-10-50-1a and 50-2bbb, are disclosed on page 129 of our 2015 Form 10-K, as described below:
We primarily apply the market approach and income approach for recurring fair value measurements and utilize what we believe to be the best available information. We utilize valuation techniques that seek to maximize the use of observable inputs and minimize the use of unobservable inputs. We classify fair value balances based on the observability of those inputs.
Additionally, we have revised our disclosure of the level 2 inputs in our March 31, 2016 Form 10-Q as follows (the additions are underlined) and undertake to include such disclosures in our future filings:
Our level 2 fair value derivative instruments primarily consist of interest rate swaps and OTC power and natural gas forwards for which market-based pricing inputs in the principal or most advantageous market are representative of executable prices for market participants. These inputs are observable at commonly quoted intervals for substantially the full term of the instruments. In certain instances, our level 2 derivative instruments may utilize models to measure fair value. These models are industry-standard models that incorporate various assumptions, including quoted interest rates, correlation, volatility, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
Form 8-K Filed February 12, 2016

10.
We note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the fourth quarter and annual 2015 periods. As indicated in Instruction 2 to Item 2.02, the requirements of Item 10(e)(1)(i) of Regulation S-K apply to the disclosures in your press release. Please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures, consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K. We refer you to your reference to Adjusted EBITDA, Adjusted Free Cash Flow and Net Income/Loss, As Adjusted in the summary on the first page of your earnings release, along with your extensive references to these same measures in the narrative that begins on the second page of your earnings release.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 20, 2016

Response:
We acknowledge the Staff’s comment regarding the presentation of our non-GAAP measures in our earnings release for the fourth quarter of 2015. Accordingly, we revised the presentation in our earnings release for the first quarter of 2016 which was furnished as Exhibit 99.1 to Form 8-K filed on April 29, 2016 to give equal or greater prominence to the most directly comparable GAAP measure, which is Net Income (Loss). Specifically, where appropriate, we revised our discussion of financial performance for the covered quarter to ensure that the discussion of the relevant GAAP financial measures precedes the discussion of non-GAAP measures.
****
As requested in the Comment Letter, we hereby acknowledge that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1591.

Sincerely:

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer